Management’s Discussion and Analysis for Quarter Ended September 30, 2012

I.	INTRODUCTION

This Management’s Discussion & Analysis (“MD&A”) of Tahoe Resources Inc. and its subsidiaries (“Tahoe” or the “Company”) has been prepared to enable a reader to assess material changes in financial condition and results of operations for the three and nine months ended September 30, 2012. The following discussion of performance, financial condition, and future prospects should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, prepared in accordance with International Financial Reporting Standards (“IFRS”), and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2012 (prepared in accordance IAS 34 Financial Reporting (“IAS 34”). The information provided herein supplements, but does not form part of, the condensed consolidated interim financial statements. This discussion covers the three and nine month periods ended September 30, 2012 and the subsequent period up to the date of this MD&A. All dollar amounts are stated in thousands of United States dollars unless otherwise indicated. Information for this MD&A is as at November 13, 2012.

II.	BUSINESS OVERVIEW

Tahoe was incorporated on November 10, 2009 under the laws of the Province of British Columbia and is focused on the exploration and developmeent of resource properties in the Americas for the mining of precious metals.

Tahoe’s principal objective is to develop the Esccobal project, a mining project located in southeastern Guatemala containing high-grade silver, gold, lead, and zinc mineralization (the “Escobal project”). Tahoe is engaging in ongoing exploration drilling programs, detailed metallurgical investigations and engineering design work as well as developing the mine and building plant and processing facilities. Pending completion of construction and receipt of operating permits, commercial production of silver-bearing concentrates is expected in early 2014.

Developing the Escobal project into a profitable silver mining operation will depend upon Tahoe’s ability to define mineral reserves, to permit operations and to advance the project to production. The Company also engages in activities to review prospecttive mineral property acquisitions. The Company currently does not have any commercial operations or revenue. Tahoe expects that its current assets are sufficient to finance the Escobal project.

III.	HIGHLIGHTS OF 2012

Business and Political

•

During the third quarter, the Guatemalan administration, led by President Perez, withdrew a proposed constitutional amendment permitting the state to acquire up to a 40% interest in natural resource projects in Guatemala. On October 12, 2012, the Ministry of Energy and Mines (“MEM”) introduced a similar provision in a proposed amendment to the existing mining law. After introducing the legislation, MEM officials stated that the proposed amendment does not cover existing projects such as Escobal. However, it is unclear how this may affect the Company’s regional exploration program.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

•

MEM’s legislative proposal introduces a new royalty rate of 5% for precious metals and 3% for base metals. If passed by Congress, provisions of the new mining laaw would supplant the voluntary royalty agreement entered into by the government and the Chamber of Industry in January 2012. The increased royalty rates from the voluntary agreement and new tax rates approved by Congress in 2012 are reflected in the Company’s May 2012 Escobal Preliminary Economic Assessment (“PEA”).

•

On September 17-18, 2012, anti-mining protestors impeded progress on the power line and trespassed onto mining property, causing minor injuries and some damage to contractor-owned equipment and temporrary facilities. Company security, national police and the Guatemalan military were deployed to quell the violence and remove trespassers from the Escobal property. The federal prosecutor’s office brought charges against 27 of the violent offenders who were apprehended by authorities.

•

As at September 30, 2012, Tahoe had outstanding a total of 145,505,938 common shares, 2,552,059 options to purchase common shares and 370,000 deferred share awards. As at September 30, 2012, Tahoe had a total of 148,427,997 common shares issued and outstanding on a fully diluted basis.

Operational

•	Underground development progressed in the east and west declines and the Company finished the quarter with 3,326 metres of total development.

•

Underground development was slowed by perched water associated with geologic structures in the east and central headings. The Company implemented surface well dewatering to support development advance. Development costs were higher than originally forecast but within the contingency in the capital cost estimate. By the end of the third quarter, advance rates and devellopment costs had improved as water and ground conditions normalized. The underground mine is expected to be ready for product delivery when mill commissioning commences in the second half of 2013.

•

Power line installation along the highway right-of-way commenced in September 2012, but was interrupted by protestors. The Company anticippates it will recommence work on the power line in the near future. Given the civil unrest, the Company is developing a contingency plan to provide temporary generator power for the mine start up in order to prevent delay to the production schedule.

•	Concrete placement, steel erection, and development of the mill and ancillary facilities at the Escobal project continued to advance on scheduule.

•	Exploration drilling east and west along strike as well as down-dip on the Escobal vein continued through the quarter.

•	Acquisition of all operating permits is now complete with the exception of the Oasis exploitation permit which the Company expects to receiive in 2012.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

IV.	EXPLORATION AND OPERATIONS

A.	Exploration

All of the known Mineral Resources for the Escobal project are located on the Oasis license, one of four exploration licenses which comprise the Escobaal project. Exploration during the quarter was carried out through diamond drilling, employingg contract and Company-owned drills to identify lateral and down-dip extensions of the previously defined resource and to locate new mineralized zones through step-out drilling. Up to seven drills operated at Escobal during the quarter.

The Escobal project Mineral Resource occurs in a mineralized zone witthin the Oasis license that is referred to as the “Escobal vein.” Exploration to date has defined the Escobal vein through drill core analyses from drilling campaigns carried out continually since 2007. As at September 30, 2012, a total of 382 exploration holes have been drilled on the Escobal vein for an aggregate of 150,369 metres. In addition, 21 drill holes totaling 4,943 metres have been completed for the purpose of collecting metallurgical test samples.

Drilling continues to test extensions of the Escobbal vein while regional field work is aimed at developing new drill targets. During the quarter, a total of 16 exploration holes for 10,324 metres were drilled at Escobal that defined dip extensions in the East, Central, and West Margarito zones, and explored new mineralized zones in the extreme east and west extension areas. To date, two wide-spaced step-out holes have been completed in the deep West extension zone utilizing a deep-capacity drill. Both holes intersected mineralization that appears similar to the Escobal vein. Additional drilling is required to confirm continuity of these intercepts which lie up to 700 meters west and 700 meters below the current Escobal resource. Similar wide step-out holes in the east extension area have shown positive results that require more detailed definition drilling.

Exploration drilling at the Escobal site was sloweed significantly at the end of the 3rd quarter for the following reasons: 1) the available areas for surface drilling have been impeded by construction activities; 2) much of the explorration effort is now focused on the three underground drilling rigs which are devoted to in-fill and stope definition drilling efforts; and, 3) budget and spending constraints have required a slow-down in surface drilling activities due to the high cost of deep drilling in the west extension zone.

No drilling was carried out at regional targets during the quarter. Reconnaissance and project-scale mapping and sampling continued to upgrade several early stage project areas in eastern Guatemala to drill-ready status.

B.	Operations

At the Escobal project in the third quarter of 2012, Tahoe prrimarily focused on (1) permitting activities and government relations; and (2) advancing underground headings, mill construction, and development of surface and ancillary faciilities.

1.	Government Activities and Community Relatiions

a.	Proposed Changes to Guatemalan Mining Law

Proposed Mining Law Reform: On Octoober 19, 2012, MEM proposed a new mining law to the Guatemalan Congress that seets royalties for precious metals at 5% and for base metals at 3%; establishes a mining fund to regulate distribution of the royalties; develops programs for enhanced community dialogue and environmental protection; and allows the state to participate in mining activities through a state-owned mining company. Under the latter provision, the state company may acquire an interest of up to forty percent of any project that exploits metallic minerals. The latter proposal cannot go into effect without the passage of an additional “special” law that is not described in the legislation. The Company has been reassured by government officials, including the MEM Minister, that the state’s proposed participation would not affect existing projects or the Company’s ownership interest in the Escobal project. In addition, after introducing the proposed amendments, the MEM Minister publicly stated that companies will not be required to partner with the state under any state ownership program. It is not clear how the proposed reforms would affect the Company’s Guatemalan expploration projects. To be effective, the legislation must be passed by a majority vote in Congress.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

Voluntary Royalty Agreement: In Januuary 2012, the new administration and the Mining Industry Association agreed to general terms of a royalty agreement (“General Royalty Agreement”) in which the industry agreed to voluntarily pay higher royalties to the national and local governments. Subsequent to executing the General Royalty Agreement, the Company and the federal government are discussing the terms of an individual royalty agreement (“Escobal Royalty Agreement”) that is meant to be finalized in 2013 prior to the commencement of production at Escobal. The Escobal Royalty Agreement is expected to commit the Company to pay a Net Smelter Revenue (“NSR”) royalty on the concentrates sold from the Escobal project’s mine production, amounting to 5% NSR on gold, 4% NSR on silver, and 3% NSR derived from base metals. The Escobal Royalty Agreement is expected to stipulate that 50% of the royalty shall be paid to the local communities and 50% to the federal government. The Company also expects the royalty to revert to the 1% NSR contained in the current Mining Law if silver prices fall below $16.00 per ounce. Finally, if the recently introducedd amendments to the existing mining law are passed by Congress, the terms of the Geeneral Royalty Agreement will be supplanted with new royalty rates of 5% for precious metals and 3% for base metals.

b.	Exploitation Permit

In the first quarter of 2012 MEM completed a legal review of the Company’s application for an exploitation permit for Escobal. All administrative steps for approval have been completed. The MEM Minister and President Perez have reassured the Company that it will receive the permit in 2012 and the Company anticipates it will receive the permit this year.

The Escobal project is currently in the exploration, development, and construction phase which activities are permitted by both MEM and Ministerio de Ambiente y Recursos Naturales (MARN). However, as Escobal is the Company’s primary project, failure to obtain the exploitation permit in time for mill commissioning would have a material adverse effect on the Company’s business. There can be no assurance as to when or if the necessary exploitation permit will be granted.

c.	Concession Filings

The three exploration concessions (Oasis, Lucero, Andres) that were transferred from Goldcorp to Tahoe in June 2010 remain in good standing. Environmental management plans for proposed drilling in these concessions have been approved by MARN and all targets within these areas are approved for drilling. In May 2012 MEM approved the San Juan Bosco exploration concession. All other concessions are pending approval by MEM before an application can be made for drilling. After moratorium-related inactivity within MEM in 2011, preparations for concession granting has proceeded in early 2012. The Company expects that the El Olivo exploration concession and the Soledad reconnaissance concession will be approved in 2013.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

d.	Power Line

The Company has secured all necessary permits to construct the 69 kV power line from the San Rafael substation 5.6 kilometres from the Escobal site, but organized resistance has impeded the Company’s attempts to install the line along an approved right of way. Objections to construction of the power line range from claims of negative health effects of electricity to general fears of contamination caused by mining. The Company believes these claims are unfounded and without merit.

On September 17, 2012, installation work along the easement ceased when an estimated 300 people threatened the power line crew, Company employees, corporate counsel, and a local judge with violence.

On the morning of September 18, armed protestors reorganized at the mine site, and after a five-hour standoff with local police and project security, broke through the property gates. The protestors fired guns, burned a temporary core shed and vandalized vehicles and the cement batch plant. National government officials reacted promptly to requests from the local mayor, governors and Company representatives to intervene appropriately and apprehend the violent offenders. At the end of the melee three minor injuries were reported. There was no damage to any of the permanent mine facilities.

The Company has learned that the protestors were not from the local area. Authorities identified them as individuals transported into the area from outside regions, organized and funded by local and international NGOs.

Local law enforcement authorities have charged 277 individuals with assault, resisting arrest, arson, and breaking and entering. A trial date is expected to be set in the fourth quarter of 2012. Given the civil unrest, the Company is developing a contingency plan to provide temporary generator power for the mine start-up in order to prevent delay to the production schedule.

2.	Underground Development and Constructionn

The operations group continued to be focused on development activities inn the third quarter including underground development work, mill construction, and development of surface and ancillary facilities.

Third quarter 2012 total development advance was 909 metres. Total project advance as at September 30, 2012 was 3,334 metres.

Progress in advancing underground development was slowed when the declines occasionally intersected north-south trending water-bearing structures. Additional surface dewatering wells were completed and pumping has commenced. Advance rates improved in response to the dewatering program. Development costs have been higher than originally forecast, but are within the contingency allowance provided in the capital cost estimate. The mine is currently cross-cuttting the vein on the 1290-metre level and the Company is planning primary stope development for the first quarter of 2013. The underground mine is expected to be ready y for mill commissioning in the second half of 2013.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

Surface development priorities include completion of concrete foundations, steel erection and dry tailings disposal site. In the third quarter, development progressed on the civil work on foundations, and installation of structural steel for the process plant facilities, as well as the support facilities such as offices and shops. Foundations in the crushing and grinding, flotation, and concentrate and tailings filtration areas were completed and mechanical installation of crushing and grinding equipment continued on schedule. Site electrical progress also continued.

The Company remains on schedule for mill commissioniing in the second half of 2013 at which time mine production is expected to commence at the 1265-metre underground level before ramping up to full production in early 2014. Mill operations and tailings disposal are subject to receiving the exploitation license.

As at September 30, 2012, project procurement and major equipment delivery-date forecasts remained on schedule. Despite financial difficulties experienced by the manufacturer, delivery of parts for the mine backfill paste plant was completed in the quarter. Paste plant construction is expected to be completed in the second quarter of 2013. Contracts were executed for electrical material supply, laboratory building erection, electrical substation, and QA/QC services for st tructural steel, soil and concrete.

M3 Engineering has been performing En ngineering, Procurement, Construction and Management (“EPCM”) services for the Escobal project since 2010. M3’s design, procurement, and management of project development continued during the third quarter and the EPCM work is 60% complete.

Project Status and Timeline

Permitting has advanced on schedule. An EIS that addresses the environmental impacts associated with exploitation of the mineral body was approved by MARN on October 21, 2011. This approval of the EIS clears the way for construction of the mine, processing plant, and surface facilities required for exploitation.

Underground development began with excavation of the East and West Portals in May, 2011. Decline development followed completion of the portals and is on track to support the company’s goals for exploration and production. Development of the surface facilities including the processing plant began in October 2011 following receipt of the resolution approving the EIS for exploitation. The Company expects to receive the exploitation permit in the second half of 2012. The exploitation permit is required to operate the mill and to produce concentrates from the mine. All other permits required for continued exploration, construction and operations are in place.

Mill commissioning is currently projected to start in the second half of 2013 with commercial production expected in early 2014. The Board has approved the Company’s plan to continue Escobal project development for the 4,500 tpd case along the guidelines provided for in the 5-year plan outlined in the May 2012 PEA and subject to receipt of the Escobal exploitation permit. Work on the expansion began in 2012 with production in excess of 3,500 metric tons per day expected as early as 2015. A decision to expand beyond 4,500 metric tons per day is expected to be considered in concert with positive exploration results anticipated over the next several years.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

V.	RISK FACTORS

Tahoe’s ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Escobal project. The Company is subject to many of the risks common to startup enterprises, including dependence on one project, permitting, operating in a country that at times has experienced political and social unrest, and anti-mining resistance, among other factors.

Dependence on the Escobal Project

As an exploration and evaluation stage company, we do not anticipate receiving revenue from the Escobal project until late in the second half of 2013. Until we acquire additional property interests, any adverse development affecting the Escobal project could have a material adverse effect upon the Company and would materially and adversely affect the potential production of Mineral Resources, profitability, financcial performance and results of operations of the Company.

Operations in Guatemala

The Escobal Project is located in Guatemala. Guatemala has a history of political unrest. Guatemala suffered an armed conflict for 36 years, which was finally resolved through a peace agreement reached with the country’s internal revolutionary movement in 1996. The last political crisis in Guatemala occurred in 1983 and constitutional government was not restored until 1985. Continued political unrest or a political crisis in Guatemala could adversely affect our business and results of operations.

Our business may be exposed to a number of risks and uncertainties, including terrorism and hostage taking, military repression, expropriation or nationalization without adequate compensation, labour unrest, high rates of inflation, changes to royalty and tax regimes, extreme fluctuations in currency exchange rates, volatile local, political and economic developments, difficulty with understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, surface rights, mines and mining operations, and difficulty obtaining key equipment and components for equipment.

Obtaining and Renewing Licenses and Permits

Any unexpected refusals of required licenses or peermits or delays or costs associated with the licensing or permitting process, and in particular delay of the exploitation permit beyond the time for mill commissioning in the second half of 2013, could prevent or delay the development or impede the operation of a mine, which could adversely impact our operations and profitability.

Anti-Mining Resistance

In recent months outlier communities and non-governmental organizations (“NGOs”) have become more vocal and active with respect to mining activities in Guatemala. These communities and NGOs have taken such actions as road closures, power line opposition, work stoppages, and law suits for damages. These actions relate not only to current activities but often in respect to decades old mining activities by prior owners of mining properties. Such actions by communities and NGOs may have a matterial adverse effect on our operations at the Escobal Project and on its financial position, cash flow and results of operations.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

Factors that influence the Company’s ability to succeed are more fully described in the Company’s 2011 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Production Decision

The Company has not based its production decision on a feasibility study of minerall reserves demonstrating economic and technical viability, and, as a result, there may be an increased uncertainty of achieving any particular level of recovery of minerals or the cost of such recovery, including increased risks associated with developing a commercially mineable deposit. Historically, such projects have a much higher risk off economic and technical failure. There is no guarantee that production will begin as anticipated or at all or that anticipated production costs will be achieved. Failure to commence production would have a material adverse impact on the Company’s ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs would have a material adverse impact on the Company’s cash flow and future profitability.

VI.	SELECTED FINANCIAL INFORMATION

A.	Basis of Presentation

The financial statements and the quarterly results presented in the table below are prepared in accordance with IFRS. The Company’s significant accounting policies are outlined within Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2011. The Company has chosen to expense all exploration, evaluation and underground project development costs, except those costs associated with mineral property acquisition, surface rights purchases, major equipment, buildings, and accrued reclamation, all of which are capitalized. These accounting policies have been followed consistently throughout the quarter.

B.	Summary of Quarterly Results

Selected consolidated financial information from continuing operations for the preceding eight quarters is as follows (expressed in thousands of United States dollars, except per share information):

			Net loss per
		Net	common		Total
	Interest	income	share (basic		shareholders’
Quarters ended	income	(loss)	/diluted)	Total assets	equity

December 31, 2010	391	(201)	0.00	958,120	955,059
March 31, 2011	1,030	227	0.00	977,034	970,567
June 30, 2011	1,027	(13,338)	(0.09)	9667,778	960,861
September 31, 2011	972	(39,106)	(0.27)	932,784	924,208
December 31, 2011	934	(16,949)	(0.12)	922,005	911,654
March 31, 2012	562	(20,976)	(0.15)	903,572	893,201
June 30, 2012	471	(26,073)	(0.18)	887,863	873,585
September 30, 2012	297	(21,483)	(0.15)	870,181	854,378

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

Since the completion of the Company’s IPO and acquisition of the Escobal project in June 2010, the Company has expanded Escobal project site activities, and incurred significant operational and exploration expenses. Variances in results by quarter reflect overall corporate activity and factors that do not necessarily recur each quarter, including stock based compensation, interest income on fluctuating cash balances, foreign exchange gains (losses) in Canadian dollar denominated cash balances, and exploration drill programs.

C.	Results of Operations

Due to the relatively recent commencement of development activities at the Escobal project, the consummation of the Company’ss IPO in June 2010 and subsequent equity financing in December 2010, comparisons between the interim periods may not be meaningful. The following results of operations provide information on expenses incurred in the quarters ended September 30, 2012 and 2011.

Exploration expense for the third quarter of 2012 was $2.6 million. A total of 16 exploration holes for 10,324 metres were drilled at Escobal for the period. On a regional basis, field work is aimed at developing target areas for additional drilling.

Exploration expense for the third quarter of 2011 was $2.9 million and consisted primarily of exploration drilling in the east, central and western Margarito zones at the Escobal project which are designed to upgrade and to expand the established mineral resource.

During the third quarter of 2012 and 2011, the Company incurred Escobal project expenses of $18.8 million and $10.4 million, respectively. Variations in general site and mine infrastructure between the third quarter of 2012 and 2011 can be attributed to a change in site activities, and more extensive underground development work in 2012 against the same period in 2011. Site infrastructure has been capitalized in the 2012 period. Cash and non- cash expenses for the third quarter are:

Cash expenses	2012	2011
General site infrastructure	$-	$2,268
Mine infrastructure	8,422	3,845
Engineering and design studies	591	612
Mine administration and other direct costs	6,027	2,935
Salaries, wages and benefits	1,314	412
Total cash expenses	16,354	10,072
Non-cash expenses
Share-based compensation	624	-
Depreciation, depletion and amortization	1,850	296
Total project expenses	$18,828	$10,368

Additionally, during the third quarter of 2012 and 2011, corporate administration expenses were $4,822 and $4,183, respectively. These include non-cash compensation expense of $2,192 in 2012 and $2,238 in 2011. Cash expen nses include corporate overhead, legal and regulatory expenses, investor relations, travel, insurance, employee relocation expenses, office services, rental and other general and administrative expenses.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

Interest income earned by the Company on its cash balances for the third quarter of 2012 was $297, compared to $972 for the third quarter of 2011.

Foreign exchange gain of $4.2 million and a loss of $22.6 million were recorded for the third quarter of 2012 and 2011, respectively. These resulted from the appreciation and depreciation of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash and cash equivalent balances at the end of the respective periods.

D.	Cash Flow

Operating activities reported a net cash outflow of $27.4 million in the third quarter of 2012 compared to $13.0 million in the same quarter of 2011. The increase in cash outflow to operations resulted from increased underground development and surface development expenses in 2012.

Third quarter investing activities in 2012 amounted to $24.4 million primarily in capitalized property, plant and equipment, which compares to $17.7 miillion in the third quarter of 2011.

Financing activities in the third quarter of 2012 generated a net $0.8 million, whereas there were no financing activities in the same period of 2011. Cash generated from financing activities in 2012 resulted from the exercise employee stock options.

E.	Summary of Operating Results

Selected consolidated financial information from continuing operations for the nine months ended September 30, 2012 and 2011 follows (expressed in thousands of United States dollars, except per share information):

	Nine months ended
	September 30,	September 30,
	2012	2011
Share-based compensation (non-cash item)	$7,573	$8,975
Corporate overhead (excluding non-cash)	8,058	6,367
Escobal project expenses (excluding non-cash)	45,411	22,236
Depreciation, depletion and am ortization	4,640	469
Exploration expenses	9,716	6,823
	75,398	44,870
Foreign exchange (gain) loss	(5,435)	10,318
Interest income	(1,330)	(3,029)
Income tax expense	(109)	58
Other expense	8	-
Loss (gain) for the period	$68,532	$52,217
Loss per share – basic	$(0.47)	$(0.37)
Loss per share – diluted	$(0.47)	$(0.37)
Total assets	$870,181	$932,784
Long-term liabilities	$1,906	$639

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

F.	Liquidity and Capital Resources

The Company’s cash and cash equivalents balance as at September 30, 2012 was $225.2 million.

The Company had working capital of $212.5 million and long-term liabilities of $1.9 million as at September 30, 2012, consisting primarily off accrued reclamation. This compares to working capital of $340.3 million on December 31, 2011; a decrease of $127.8 million. This decrease was primarily due to a decrease in caash and cash equivalents of $124.6 million, of which $60.8 million was spent in the operations and $73.3 million in plant and equipment additions. This was partially offset by $4.7 millioon of cash inflows through warrants exercise and $5.4 million in foreign exchange gains.

Estimated expenditures remaining for project completion total $167.7 million, which consists primarily of budgeted project construction. It is the opinion of management, based on the Company’s current liquidity position and estimates of remaining project expenses, that the Company’s liquid assets will be sufficient to discharge liabilities and fund the Escobal project through development and startup of commercial production expected in early 2014.

G.	Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents. The Company’s exposure to credit risk on its Canadian currency and United States currency deposits is limited by maintaining such cash and term deposits with major Canadian banks and banks in the United States that have high-credit qualities. A minimal amount of cash is held by banks in Switzerland and Guatemala to fund the immediate needs of subsidiaries in those locations. To minimize risk, the Company’s funds are kept in highly liquid innstruments. The Company also contracts for goods and services mainly in United States currency.

Cash and cash equivalents consist of cash and term deeposits that are redeemable on demand. At September 30, 2012, the Company’s cash and cash equivalent holdings consisted of CAN$0.3 million, $224.7 million in US dollars, and $0.2 million in US dollar equivalent in other currencies. For the quarter ended September 30, 2012 the Company recognized a foreign exchange gain of $4.2 million.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

H.	Share Capital and Financings

As at November 13, 2012, the Company had 145,565,204 iss sued and outstanding common shares. Since its inception on November 10, 2009 to the date of this MD&A, the Company has issued shares as follows:

	Description of Issuance	Number of Shares
November 2009	Issued on incorporation	1
March 2010	Issued on conv ersion of director loans	2,350,000
April 2010	Issued to directors for cash	750,000
June 2010	Share issued in Initial Public Offering	58,000,000
	Over-allotment option exercise	5,800,000
	Shares issued to Vendors in acquisition of Escobal Project	43,686,667
	Additional shares issued to Vendors in acquisition of Escobal Project, after giv ing effect to over-allotment option	4,079,333
	Issued to advisor on Escobal Project acquisition	364,304
	Issued under restricted share awards (RSAs) to directors	60,000
	Issued under restricted share awards to consultant as compensation for services	60,000
September 2010	Underwriter warrants ex ercised at CAN$6.00 per share	200,700
November 2010	Underwriter warrants ex ercised at CAN$6.00 per share	280,720
December 2010	Underwriter warrants ex ercised at CAN$6.00 per share	280,720
	Shares issued in prospectus offering (including ex ercise in full of the over-allotment option )	24,959,692
December 2010	Options ex ercised at CAN$6.40 per share	2,500
January 2011	Underwriter warrants exercised at CAN$6.00 per share	475,210
February 2011	Underwriter warrants exercised at CAN$6.00 per share	201,340
March 2011	Underwriter warrants exercised at CAN$6.00 per share	1,456,235
May 2011	Shares issued under Restricted Share Awards (RSAs) to directors	35,000
June 2011	Shares issued under Restricted Share Awards (DSAs)	42,000
November 2011	Underwriter warrants exercised at CAN$6.00 per share	52,635
November 2011	Options ex ercised at CAN$6.40 per share	50,000
December 2011	Options ex ercised at CAN$6.40 per share	240,000
February 2012	Options ex ercised at CAN$6.40 per share	36,463
March 2012	Shares issued under Deferred Share Awards (DSAs)	52,000
April 2012	Options ex ercised at CAN$6.40 per share	16,463
April 2012	Underwriter warrants exercised at CAN$6.00 per share	280,720
May 2012	Options ex ercised at CAN$6.40 per share	3,000
May 2012	Options ex ercised at CAN$11.15 per share	20,000
May 2012	Underwriter warrants exercised at CAN$6.00 per share	255,200
May 2012	Shares issued under Restricted Share Awards (RSAs) to directors	35,000
June 2012	Share issued under Deferred Share Awards (DSAs)	1,222,000
June 2012	Underwriter warrants exercised at CAN$6.00 per share	25,520
July 2012	Options exercised at CAN$6.40 per share	32,926
August 2012	Options exercised at CAN$6.40 per share	20,000
August 2012	Options exercised at CAN$11.15 per share	5,000
September 2012	Options exercised at CAN$6.40 per share	74,089
September 2012	Options exercised at CAN$11.15 per share	500
October 2012	Options exercised at CAN$6.40 per share	59,266
	Balance Outstanding	145,565,204

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

On January 9, 2012, the Company granted stock options to an employee for the acquisition of 12,000 common shares exercisable at the price of CAN$18.77 per share on or before January 9, 2017. The options vest over three years in three equal tranches beginning on January 9, 2013.

On March 8, 2012, the Company granted stockk options to employees for the acquisition of 69,000 common shares exercisable at the price of CAN$21.68 per share on or before March 8, 2017. The options vest over three years in three equal tranches beginning on March 8, 2013.

On May 28, 2012, the Company granted stock options to employees for the acquisition of up to 12,000 common shares exercisable at the price of CAN$17.04 per share on or before May 28, 2017. The options vest over three years in three equal tranches beginning on May 28, 2013.

On March 3, 2012, 52,000 DSAs vested; the shares were issued to the recipients under the provisions of the Share Plan and $937 was transferred to share capital from share based payments reserve.

On March 8, 2012, the Company granted 224,000 DSAs to executives and employees at the price of CAD$21.68.

On May 8, 2012, the Company granted 35,000 RSAs to directors. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

On June 8, 2012, 1,180,000 DSAs vested; the shares were issued to the recipients under the provisions of the Share Plan and $6,796 was transferred to share capital from share based payments reserve.

On June 9, 2012, 42,000 DSAs vested; the shares were issued to the recipients under the provisions of the Share Plan and $255 was transferred to share capital from share based payments reserve.

I.	Asset Valuation

There have been no events or changes in circumstances that would indicate an impairment of the Escobal project as at September 30, 2012.

J.	Commitments, Contingencies and Off-Balance Sheet Arrangements

The Company has entered into lease agreements for the rental of office facilities that require minimum payments in the aggregate as follows (expressed in thousands):

2012	$514
2013	500
2014	198
2015	117
Total lease commitments	$1,329

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

At September 30, 2012, the Company has signed purchase orders to purchase eqquipment, services, materials and supplies as follows:

September 30,
2012
Power line construction	$12
Plant construction and equipment	61,581
Underground and surface equipm ent	8,229
Mine development consumables	7,285
Services and others	1,751
Business system implementation	1,891
$80,749

The Company currently has no other off-balance sheet arrangements.

K.	Reclamation and Closure

The Company has an obligation to reclaim its properties. The Company recognizes the present value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase in the carryiing amount of the related assets is recorded and amortized over the life of the asset. As at September 30, 2012 the Company has estimated the present value of the future reclamation obligation arising from its activities to be $1,320. The present value calculation assumes a discount rate of 2.30%, an inflation rate of 2.87%, an undiscounted amount to settle the obligation of $1,964, and the commencement of reclamation activities in 19 years. Reclamation liability as at September 30, 2011 was negligible as there had been no significant disturbance at the Escobal mine site at that time.

L.	Outstanding Share Data

As at November 13, 2012, the Company had the following common shares and securities convertible into common shares outstanding:

Common shares issued prior to IPO	3,100,001
Common shares issued in IPO, Escobal project acquisition and related activ ities	113,272,304
Common shares issued in equity financing	24,959,692
Common shares issued after exercise of Underwriter warrants and stock options	4,009,941
Common shares issued under RSA compeensation plan	164,000
Stock options (vested and unvested) outstanding	2,552,059
DSAs outstanding	370,000
Fully diluted shares outstanding	148,427,997

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

M.	Critical Accounting Estimates

Critical accounting estimates used in the preparration of the financial statements include the Company’s review of asset carrying values, the determination of impairment charges of long-lived assets, determination of mineral resources and valuation of share-based payments and the determination of amounts accrued for reclamation obligations. The estimates of non-cash compensation expenses involve considerable judgment annd are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates (see paragraph below).

The factors affecting share-based expenses include estimates of when stock options might be exercised and stock price volatility. The timing of the exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has no internal historical data available to determine volatility in accordance with Black-Scholes modeling so it has included data of companies with similar assets. However, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

N.	Related Party Transactions

Goldcorp holds a 40% interest in the Company’s publicly traded shares on a fully-diluted basis. In 2010 transactions with Goldcorp consisted of the purchase of the Escobal project for cash and share consideration and the receipt of cash for the purchase of 10,285,692 common shares by Goldcorp in the Company’s December 2010 financing. The purchase of the Escobal project and purchase price was negotiated at arms length.

VII.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.	Management’s Report on Disclosure Controls and Procedures

Our management, including the Chairman and Chief Executive Officer and the Vice- President, Finance and Chief Financial Officer, acknowledge responsibility for the design of disclosure controls and procedures and internal controls over financial reporting.

There has been no change in our internal controls over financial reporting during the three months ended September 30, 2012 that has materially afffected, or is reasonably likely to materially affect, our internal controls over financial reporting.

B.	Management’s Report on Internal Controls Over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. Tahoe’s internal controls include policies and procedures that (1) pertain to the maintenance of records and accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

The Company has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that the internal controls over financial reporting are effective at a reasonable assurance level as of the ennd of the period covered by this report.

C.	Changes in Internal Controls

There were no changes to the Company’s internal controls over financial reporting during the quarter ended September 30, 2012 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and proceedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

ADDITIONAL INFORMATION

Tahoe is a Canadian public mineral exploration and development company whose common shares are listed on the TSX under the symbol “THO” and on the NYSE under the symbol “TAHO”. Tahoe is a reporting issuer in each of the provinces and territories of Canada. Additional information relating to the Company, including a copy of this MD&A, may be obtained or viewe ed from the System for Electronic Data Analysis and Retrieval (“SEDAR”) website at www.sedar.com, on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and on the Company’s website at www.tahoeresourcesinc.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Wherever possible, words such as “plans”, “expects”, or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

Forward-looking information in this MD&A may include, but is not limited to: statements relating to changes in Guatemalan mining laws and regulations, including the expected terms and timeline for finalization of the Escobal Royalty Agreement; information with respect to our future financial and operating performance and that of our subsidiaries, including our statement that our objective is to develop the Escobal project into a profitable silver mining operation; the estimation of mineral resources and our realization of mineral resource estimates; our statements relating to the assessment of mineralization such mineralization warranting further drillin ng of the property; our plan to pursue the exploration, permitting, engineering and development of the Escobal project and to expand its resource base; costs and timing of development of the Escobal project, including the resumption of work on and the completion of the power line, commencing mill commissioning in the second half of 2013, completion of paste plant construction in the second quarter of 2013, mill start up and full production and statements related to commencing commercial production by early 2014 and to achieving production in excess of 3,500 metric tons per day by 2015; the acquisition of additional mineral resource interests in the Americas; future exploration and development activities, and the costs and timing of those activities; timing and receipt of approvals, consents and permits under applicable legislation including the expected timeline for receiving the exploitation permit for the Escobal project and the El Olivo exploration concession and the Soledad reconnaissance concession; results of future exploration and drilling; metals prices; and adequacy of financial resources.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. We believe that the assumptions and expectations re eflected in such forward-looking information are reasonable. Assumptions have been made regarding, among other things: our ability to carry on exploration and development activities; the timely receipt of required approvals; the price of silver and other metals; our ability to operate in a safe; efficient and effective manner; and our ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions s which may have been used.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including risks associated with our dependence on the Escobal project and our limited operating history, risks associated with the fluctuation of the price of silver and other metals, the risk of unrest and political instability in Guatemala, the risk that an exploitation license and environmental permits for development of the Escobal prroject cannot be obtained, risks associated with the availability of additional funding as and when required, exploration and development risks, permitting and licensing risks, uncertainty in the estimation of mineral resources, geologic, hydrological, and geotechnical risks, infrastructure risks, inflation risks, governmental regulation risks, environmental risks and hazards, insurance and uninsured risks, land title risks, risks associated with competition, risks associated with currency fluctuations, labour and employment risks, risks associated with dependence on key management personnel and executives, litigation risks, the risk that dividends may never be declared, risks associated with the repatriation of earnings, risks of continued negative operating cash flow, risks associated with the Company’s hedging policies, risks associated with the interests of certain directors in other mining projects, risks associated with dilution, risks associated with stock exchange prices and risks associated with effecting service of process and enforcing judgments. See the Company’s 2011 Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

November 13, 2012

Management’s Discussion and Analysis for Quarter Ended September 30, 2012

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this MD&A. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

NOTICE TO READERS IN THE UNITED STATES

Canadian standards, including those under NI 43-101, differ significantly from therequirements of the Securities and Exchange Commission of the United States(“SEC”), and mineral reserve and resource information contained or incorporated by reference in the MD&A may not be comparable to similar information disclosed by U.S. companies. UnderU.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally donot permit the inclusion in documents filed with the SEC of inf formation concerning “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards. U.S. investors should also underrstand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or anypart of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements for identification of “reserves” are also not the same asthose of the SEC, and reserves reported by the Company may notqualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

November 13, 2012